Filed by Granite Construction Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Layne Christensen Company

Commission File No.: 001-34195

Date: February 14, 2018

Granite Construction

Conference Call

Wednesday, February 14, 2018, 8:30 AM Eastern

CORPORATE PARTICIPANTS

Ron Botoff – Vice President of Investor Relations and Government Affairs

Jim Roberts – Chief Executive Officer

Mike Caliel – President and Chief Executive Officer, Layne Christensen

Laurel Krzeminski – Chief Financial Officer and Executive Vice President

PRESENTATION

Operator

Good morning. My name is Kate [sp], and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Granite Construction investor relations conference call and webcast to discuss Granite Construction’s acquisition of Layne Christensen. This call is being recorded. All lines have been placed on mute to prevent any background noise. And after the speakers’ remarks, there will be a question and answer period. To ask a question, please press “*” then “1”. Please note, we will take one question and one follow-up question from each participant

It is now my pleasure to turn the floor over to your host, Granite Construction Vice President of Investor Relations and Government Affairs, Ron Botoff. Sir, the floor is yours.

Ron Botoff

Thank you. Good morning and welcome to the Granite Construction call and webcast to discuss today’s exciting announcement. Joining me on the call today are Jim Roberts, President and Chief Executive Officer of Granite Construction, Laurel Krzeminski, Chief Financial Officer and Executive Vice President of Granite Construction, and Mike Caliel, President and Chief Executive Officer of Layne Christensen.

As a reminder, the slide presentation and press release regarding the transaction are available on our website and on the SEC website. We begin today with an overview of the company’s Safe Harbor language. Some of the discussion today may include forward-looking statements. These forward-looking statements are estimates reflecting the best judgment of senior management and reflect our current expectations regarding future events, occurrences, circumstances, activities, performance, outcomes and results. Actual results could differ materially from the statements made today. Please refer to Granite Construction’s press release and slide presentation as well as the company’s most recent 10-K and 10-Q filings for a more complete description of risk factors that could affect these projections and assumptions.

The company assumes no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise. Certain non-GAAP measures may be discussed during the call and from time to time by the company’s executives. Please note that a reconciliation of certain non-GAAP measures is included as part of this morning’s press release and the presentation available now on our Investor Relations website. For more information, visit our Investor Relations website at investor.graniteconstruction.com.

One additional note – we will release our fourth quarter and fiscal year 2017 financial results this Friday, February 16th before the market opens. We will hold an investor call at 8 AM Pacific time on the same day. As such, we ask that you please keep your questions today related to the Layne Christensen transaction. We will answer all questions related to our fourth quarter and fiscal year 2017 results on our conference call this Friday. Thank you.

Now I would like to turn the call over to Granite Construction Incorporated Chief Executive Office, Jim Roberts.

Jim Roberts

Thank you very much, Ron.

Granite Construction

Wednesday, February 14, 2018, 8:30 AM Eastern

Good morning, everyone, and thank you for joining us on such short notice. This is an exciting day for each of our great companies. I am pleased to be joined by Mike Caliel, President and CEO of Layne, on the call this morning.

With Layne, we are establishing a platform for growth that is expected to create significant value for shareholders, employees, customers and partners of both Granite and Layne. With that in mind, let’s jump to the presentation.

Today, we will discuss the transaction overview and the strategic dynamics that fuel this combination as well as the compelling near and long term financial benefits for all Granite and Layne stakeholders.

Taking a look at slide four, this transaction has a number of compelling shareholder value drivers. We’ll go through each in detail, but in short, here’s what you should take away from this announcement. First, this transaction is consistent with our growth and diversification strategy. While Granite is an established leader in the transportation market, since our acquisition of Kenny Construction in 2012, we have been looking for ways to expand our presence and strengthen our capabilities in the attractive water and wastewater markets. Combining with Layne, a leader in water management construction and drilling, does just that.

Second, it is a highly complementary transaction. With Layne, we are broadening our portfolio and expanding our national footprint to better meet customer needs. Third, we will realize a number of financial benefits, including significant synergies and earnings accretion as well as additional sources of stable and diverse revenue for our shareholders.

The details are in the release we sent out earlier today, but let me briefly review the key terms of the transaction on slide five. This all stock transaction is valued at approximately $565 million, including net debt, whereby Layne’s shareholders will receive a fixed exchange ratio of 0.270 Granite shares for each share of Layne they own. This represents a premium of 33% based on the volume weighted average prices for Granite and Layne shares over the past 90 trading days. This also represents an enterprise value multiple of 8.2 times 2018 expected EBITDA, including estimated full run rate cost synergies of approximately $20 million.

Upon completion of the transaction, Granite shareholders are expected to own 88% of the combined company, and Layne shareholders are expected to own 12%. We will also be expanding the Granite Board of Directors to include an additional director from Layne, bringing our total number of directors to 12.

We have a clear path to completion, and we expect to close the transaction in the second quarter of 2018.

Before I get into any greater detail on each of the key value drivers, I’d like to turn the call over to Mike Caliel for a few remarks. Mike?

Mike Caliel

Jim, thank you, and good morning, everyone. It’s a pleasure to be sharing this call with Jim and other members of the Granite executive team.

Today, I’m very excited to share with you what I believe to be the most important and transformative announcement in Layne’s 135 year history as we enter into an agreement to combine our company with Granite. We believe this combination is the right move for our

Granite Construction

Wednesday, February 14, 2018, 8:30 AM Eastern

shareholders, for our customers, for our business and for our people, and combining our two successful companies delivers a compelling set of operational and financial benefits as well as strategic opportunities that weren’t available to either company on a standalone business.

And like Layne, Granite is a great company and a trusted name, and for more than 95 years, Granite has built a track record of success in transportation infrastructure, and they recognize water and water infrastructure as the next great platform. And over the last few years, Layne has been on a path to grow and improve our business, and thanks to the hard work, creativity and dedication of Layne’s employees, we’ve made great progress. And this combination with Granite is the next step on that path and gives Layne the opportunity to do even more.

Granite’s committed to investing capital and resources to grow Layne and continue our long tradition of leadership and innovation in the water and water infrastructure industry, and I believe this transaction is a win/win for all stakeholders. And in particular from Layne’s perspective, shareholders will capture immediate value through the 33% premium reflected in the share conversion together with ongoing upside participation in the combined company.

And before I hand the call back to Jim, let me just say that we’ve come a long way from where we were three years ago, and I’m extremely proud of the Layne team and what we’ve been able to accomplish. This transaction positions our companies for continued growth and development, and I hope you’ll share our enthusiasm about today’s announcement as we create a larger, stronger and more capable company.

And with that, let me turn it back to you, Jim.

Jim Roberts

All right. Well, thank you very much, Mike.

Well, we highlight how and why Layne represents such an exciting opportunity on slide six, allowing Granite to capitalize on the attractive macro dynamics of the US water services industry. Please consider the scope of a couple of quick stats. The US municipal utility sector is forecasted to spend $532 billion in capital expenditures through 2025. Of that, greater than 50% of this more than $.5 trillion of investment is expected to be related to water and wastewater distribution networks. There’s an increasing demand for large water infrastructure programs due to lack of investment, increasing water supply scarcity and population growth.

Similar to what we have experienced in America’s surface transportation network over the years, decades of chronic underinvestment in the US municipal water sector has translated into a network of pipes getting ever closer to the end of their useful life and failing at scale. We recognize a significant rehabilitation is needed to repair these networks. As we enhance our presence in this sector, we are confident that Granite will be poised to capture a greater percentage of the growing number of projects.

As you can see on slide seven, Layne is a leader in these attractive and growing markets with a number two position in cured in place pipe, CIPP, rehabilitation and the number one position in well drilling. Over its 135 year history, Layne has built a record of operational excellence and value creation, fostering strong brand recognition. Their talented employees bring extensive expertise, know-how and specialized skills in water specific businesses that will contribute to enhancements in the collective capabilities of our workforce.

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Wednesday, February 14, 2018, 8:30 AM Eastern

And then here on slide eight, you’re going to see a more specific breakdown of Layne’s three business lines, Inliner, water resources and mineral services. Each segment is industry leading and operates in favorable markets. Layne’s business is aligned well with our current capabilities and broaden our portfolio.

In Inliner, we will be focused on expanding liner manufacturing capacity, increasing third party sales, enhancing cross-sharing of technical skills and providing access to an attractive labor pool all with an eye on leveraging our existing capabilities that we have today in our Kenny Underground division.

We also were attracted to the improving dynamics of the water resource business with significant investment and expansion opportunities in the midstream business, in broadening recycle and reuse capabilities and in aligning the well drilling, maintenance and services business to new geographies. And mineral services market dynamics appear to be improving with global commodity demand finally ticking higher after nearly a decade of cyclical weakness.

As we look at the revenue mix for the combined company relative to Granite’s current mix on slide nine, you get a glimpse of the shift we expect to achieve as we move Granite into the water segment and grow our water and market position with the addition of Layne’s businesses. We anticipate approximately 14% of the combined revenue will come from the water related services, 50% will continue to come from our construction segment, 30% from large project construction and an estimated high single digits from our construction materials segment.

With Layne, our pro forma revenue would be $3.3 billion based on the last 12 months of both of our most recently reported quarterly financial results. Over time, we expect our water related revenue as a part of our mix to increase as we capitalize on additional meaningful revenue opportunities, given the growing demand for large water infrastructure programs.

Turning to slide 10, importantly, the addition of Layne will allow us to offer a broader suite of services in more markets across the country with greater reach, particularly throughout the Midwest. Both companies bring different strengths in terms of products, services, segment positions and geographies.

Laurel will speak to this, as well, but the map here shows more than just our current respective footprints. It shows opportunities to introduce Layne in areas in which Granite has a presence and vice-versa. Together, we are taking our combined geographies and extensive capabilities and expertise to better meet customer needs and leverage a new platform for growth.

Now moving on to slide 11, as we think about bringing our two companies together, we have gotten to know each other well, and we have built a great deal of mutual respect in a fairly short time. As important as the benefits we have highlighted, I must emphasize that, ultimately, this transaction is about our people, our common corporate cultures and our similar core values, which are critical to creating a strong lasting fit.

As Mike noted earlier, our companies and employees are both focused on sustainability, safety, integrity and serving the communities in which we work and live. Additionally, both Granite and Layne are strongly aligned around providing exceptional products and services to our customers, and we look forward to bolstering this commitment as we become one team.

Granite Construction

Wednesday, February 14, 2018, 8:30 AM Eastern

For employees of both Granite and Layne, we expect this combination will lead to new opportunities for growth and development as part of a larger dynamic and more diversified company.

Now I will turn the call over to Laurel to discuss some of the financial benefits. Laurel?

Laurel Krzeminski

Thank you, Jim, and thank you all for taking the time to speak with us today.

As you can see on slide 12, we believe this is a very attractive deal from a financial perspective, both in the short and long term. As we mentioned at the outset of the call, we are confident in our ability to achieve roughly $20 million in annual run rate synergies by the third year following the close of the transaction with approximately one-third realized in 2018. Costs to achieve these are expected to be approximately $11 million.

We also project that the transaction will be accretive to adjusted EPS and high single digit accretive to adjusted cash EPS in the first 12 months following close excluding non-recurring transaction and integration cost. The result of this transaction is a combined company with meaningful scale and financial strength, which will enable us to grow and capitalize on these cost synergy opportunities.

As part of this transaction, we anticipate assuming Layne’s outstanding convertible debt with principal of $170 million. We will honor the terms and existing maturity date provisions of the indentures. $100 million of 8% convertible notes are expected to be converted at maturity, and $70 million of 4.25% convertible notes will be refinanced. The cash financing requirements of approximately $70 million will be funded through a combination of excess balance sheet cash and our existing revolving credit facility.

Through this transaction, we will utilize Layne’s tax net operating losses of more than $100 million. These NOLs will reduce net cash tax expense for the combined company, positioning us to drive enhanced free cash flow, creating a benefit of approximately $20 million on a net present value basis.

Following the close of the transaction, we will maintain an investment grade credit profile with debt to EBITDA of less than 1.5 times assuming the conversion of Layne’s 8% notes. The expected strong cash flow generation of the combined business will enable Granite to return to current leverage levels by the end of 2018. With our financial flexibility, we will be well positioned to invest for growth and deliver strong return for shareholders.

Turning to slide 13, we’ll take a high level look at where the synergy opportunities are. These include opportunities to co-locate offices for the combined employee base, optimizing structure of common corporate operations, aligning organizational structures to drive efficiencies, consolidating and migrating systems, including IT, and implementing best practices across organizations to do our work as effectively and efficiently as possible.

In addition to the cost synergies, we see opportunities for meaningful revenue growth. In thinking about the combination of our underground and Layne’s Inliner divisions, we see tremendous opportunity to further vertically integrate, and this is in addition to the geographic expansion Jim discussed. We also expect to increase our ability to self-perform more work across the entire combined business.

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Wednesday, February 14, 2018, 8:30 AM Eastern

Finally, Layne’s mineral services leadership will significantly enhance Granite’s cross-selling abilities for industrial and mining clientele. These are just a few highlights of where we see enhancements for our combined company as we integrate our expertise and capabilities.

With that, let me turn the call back to Jim.

Jim Roberts

Thank you very much, Laurel.

Flipping to slide 14, we see a clear path to completion for our combination. We expect to close this transaction in the second quarter of 2018, and our teams will work closely to ensure a smooth transition. The transaction is subject to the approval from Layne’s shareholders and other customary closing conditions, including applicable regulatory approvals. In additional, Winfield Capital, which has an approximate 9% voting interest in Layne, has agreed to vote in favor of the transaction. Between signing and closing, proxy materials will be filed with the SEC containing additional details about the transaction.

Today marks an important milestone in Granite’s nearly 100 year history. With Layne, we are taking the next logical step in our growth and diversification strategy to create a national leader across both the transportation and water infrastructure markets. We are very excited about the benefits of this combination and the opportunity for significant value creation for shareholders, employees and customers.

And with that, we’ll be very happy to answer your questions. Operator?

QUESTION AND ANSWER

Operator

We will now begin the question and answer session. To ask a question, please press “*” then “1”. Please limit yourself to one question and one follow-up and jump back in the queue if you have additional questions. To withdraw your question, please press “*” then “2.”

Our first question is from Michael Dudas of Vertical Research Partners. Please go ahead.

Michael Dudas

Good early morning, gentlemen and Laurel.

Laurel Kzreminski

Good morning.

Jim Roberts

Morning, Mike.

Michael Dudas

My first question is, Jim, how do you foresee managing this business from a Granite and Layne standpoint? How much of Layne’s employees and management team is going to be--anticipate stay with the company, and is it going to be managed from an integration standpoint from Granite, or is it a joint integration pool or kind of just a sense of how, going forward, Granite is going to operate a business, which some of it’s quite integrated and looks very similar to Kenny, but some of it’s not?

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Wednesday, February 14, 2018, 8:30 AM Eastern

Jim Roberts

Well, first, Mike, obviously, we’re very, very early in the overall transaction. And what we’re going to be doing over the coming months, we’ll build an integration planning team with team members from both companies to address all the additional details relative to structure and people. So, it’s too early to give you a definitive answer to that, Mike, but I’m confident, with the quality of the teams we both have in Granite and in Layne, that the integration team will put together a high quality team to oversee this business.

Michael Dudas

My follow up would be maybe for Mike Caliel. Looking at your business relative to Granite’s, on the water side, how much of the exposure on the industrial customers and the mining mineral services—is that where the energy opportunities that you guys have been working out over the past several years fit into like the mineral services side, or it’s in your water resources, and how much of that is a percentage of the overall Layne revenues, and how will it fit going forward?

Jim Roberts

Mike, you want to go ahead and answer that, please?

Mike Caliel

Sure, Jim, yeah.

Well, our business mix is well balanced between the municipal markets and the industrial and agricultural markets. And obviously, we’ve made several announcements over the course of the last year regarding our growing water midstream business that serves the energy sector. So, we have a very well balanced portfolio, which I think is highly complementary with the Granite portfolio, and the combination I think really leverages the collective strengths and will allow us to kind of capitalize on some of the market opportunities across a number of different sectors.

Michael Dudas

What percentage is muni relative—or maybe public versus private sector?

Mike Caliel

For Layne, about 50% of Layne’s business is in the municipal sector. The balance is private.

Michael Dudas

Excellent. Thank you, gentlemen.

Jim Roberts

Thanks, Mike.

Operator

The next question comes from Jerry Revich of Goldman Sachs. Please go ahead.

Ben Barood

Hi, good morning, everyone. This Ben Barood [sp] on for Jerry.

Jim Roberts

Okay, Ben. Morning.

Laurel Krzeminski

Morning.

Granite Construction

Wednesday, February 14, 2018, 8:30 AM Eastern

Ben Barood

Morning. Can you help frame the cross-selling opportunity you see with Layne products? Can you help frame the size of the opportunity similar to what you’ve done with the Kenny business?

Jim Roberts

Well, I mean, first of all, I thought I went through it a little bit in the discussion earlier. There’s three divisions to the Layne business, and in every one of those cases, they are going to be able to enhance our portfolio into the water segment. If you’ve followed Granite’s strategic plan and diversification strategy over the last several years, we’ve made it clear that we believe the water and wastewater infrastructure industry is one of the large platforms of growth going forward. The Inliner business with the rehabilitation of pipes is a ripe market for expansion, and teaming with our Kenny Underground division will be a heck of an opportunity for us.

The water resources business, what we like about that business is that it’s got a lot of recurring revenue. It’s got a lot of resource capacity to expand into the well drilling and repair and installation business. And the mineral services business again goes back and complements the work that we do in the industry, industrial and mining with our clientele there.

So, the combination of all of them put together really allows Granite and the Layne combination to be a leader in the water and wastewater market infrastructure, and that’s been a key component of our strategic plan for the last two years. This is a huge step for allowing us to become one of the leaders in the country relative to the water infrastructure.

Ben Barood

Got it. And then in water resources, earnings performance has been a little choppy over the last two years. Can you kind of give an early assessment of what you think the drivers are for that performance and the business going forward and maybe give an assessment of the backlog and margin outlook for the business?

Jim Roberts

Okay. So, one of the things, as I mentioned earlier, Ben, is that we’re just now building our transition [unintelligible] planning teams, and we’re going to be working on those resources and those concerns and issues over the next several months, and we’ll provide additional details as the integration team and planning teams come together and can work out some of those details. But, that’s probably not for a couple months as we get closer to the individual close of the transaction.

Ben Barood

Sure. And then can you just quickly talk about Inliner order rates in recent quarters, maybe what book to bill is there on a trailing basis and how the backlog is as it currently stands?

Jim Roberts

Again, I think that as far as the details go, Ben, we will work on allowing some of that to work itself out during the integration and planning team work over the next couple months. We’re not today diving into the details of each of the segments and their individual backlog. Certainly, you can go into the Layne filings and see a lot of that as we go forward here. But, today, we’re working more on a high level discussion relative to the integration and planning and the strategic direction of the two companies together.

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Wednesday, February 14, 2018, 8:30 AM Eastern

Ben Barood

Understood. Thank you.

Jim Roberts

Thank you, Ben.

Operator

The next question is from Alex Rygiel of B. Riley FBR. Please go ahead.

Alex Rygiel

Thanks, Jim. And this kind of follows upon the last question, so you may have the same answer, but I’m going to try, anyway. The water resources segment at Layne has been struggling in the last few quarters to drive attractive returns. Can you talk about some steps that either Layne’s put in process or you’re planning to put in process to improve those margins? And in your view, where should those margins be longer term?

Jim Roberts

Okay, I think you are going to get a very repetitive answer, Alex. I think, again, the combination of the two companies is going to be working on our integration planning team going forward. And I think answers to that, to those questions are going to be a very large part of the integration planning team and the transaction team. So, I prefer to hold off on that till we get closer to the actual transaction close, which I mentioned is going to be some time later in Q2.

Alex Rygiel

And then let me try another one. You mentioned in your canned remarks that you’re planning on self performing more activities inside the broader Layne business. Any chance you can add some more color or value on kind of how far you can move the needle on that front and what kind of profit enhancement can be created from this activity?

Jim Roberts

Well, maybe what I’ll do here is I’ll—and Mike is on the line, as well, and Mike Caliel maybe can answer at a very high level a response to some of those questions. Mike?

Mike Caliel

Yeah, thanks, Jim.

Well, I think there are certainly some opportunities within the infrastructure rehabilitation segment to leverage the combined capabilities. Our Inliner division manages a number of very, very large programs, and I think the combination and the capability set that we have in that area is extremely complementary with the Granite/Kenny platform. So, we think the combination will be very powerful both from the standpoint of leveraging a broader portfolio of services but also leveraging the combined geographic reach and the resource base that we both bring to the table.

Alex Rygiel

One last question, Jim – you also mentioned that water as a component of GBA’s broader revenue pie would be growing at a faster rate. Is that a function of acquisitions? Is that a function of kind of internal organic growth of cross-selling, or is that a function of kind of the macro market for water growing at a faster clip?

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Wednesday, February 14, 2018, 8:30 AM Eastern

Jim Roberts

So, Alex, I think it’s a combination of all of the above, exactly. We are excited. We think that the water market itself is fragmented. We think there is more inorganic expansion opportunities in the water market as we go forward. And we also think that, with the Granite Layne combination, we’ll be able to grow the water portion of our business faster than the overall portfolio. So, you basically are correct in all fronts. It’s a very rapidly growing structure inside of the actual market, so it’s exciting times.

Alex Rygiel

Congratulations. Good luck.

Jim Roberts

Thank you, Alex.

Operator

The next question comes from Joe Giordano of Cowen. Please go ahead.

Jim Roberts

Hello, Joe, are you there?

Operator

Is your phone muted?

Joe Giordano

Sorry. It was on mute. Can you hear me now?

Jim Roberts

There you go, Joe. We’ve got you.

Joe Giordano

All right, great. So, just a question on the need for pipe rehab and pipe replacement has been around for a very long time – it’s an obvious need, but it’s one that’s been taking—it’s just not typically done that proactively in the United States. So, what gives you comfort that this is something that’s going to be picking up more than like the sluggish pace that it’s been despite like a pretty favorable municipal spending environment over the past few years?

Jim Roberts

Well, first of all, I think it is a pretty healthy environment relative to the spending, and I think what we’re trying to do within the Granite Layne organization now is utilize the combined capabilities of the Kenny Underground division and the Layne Inliner divisions to be able to enhance our overall market share, to begin with. There are consent decrees that are continuing to take place – Flint, Houston, a lot of other locations.

So, I do think there is an expansion in the market going on. It’s a very large market. And I think that what we’re trying to do is make sure that the combined companies get their share of the market. And so far, both the Inliner and our Kenny Underground division are both in very healthy environments, and we think the combination’s going to be even healthier.

So, we do see the market actually growing today nicely and not stagnant at all, Joe. We think it’s actually got a lot of infusion of capital going into it, and we’re just trying to capture the overall geographic footprint of the US to allow that to happen.

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Wednesday, February 14, 2018, 8:30 AM Eastern

Joe Giordano

Have you seen a shift to more proactive kind of rehab, or has it been more still break and fix?

Jim Roberts

Well, I think when you say break and fix or proactive, I think they’re attempting to get proactive, but we are so far behind across the country that everything becomes somewhat break and fix even with a proactive environment. So, our diligence of understanding the marketplace shows that a lot of these programs are in place, they are trying to be as proactive as they possibly can. But, again, since these pipes have gotten so old across the US, it does become repair and fix even in a proactive environment.

There’s new things going on. We’ve been through a combination of events on the transportation side with infrastructure financing and innovation acts, known as TIFIA, we’ve now got WIFIA in place. We’re going to have to leverage public/private dollars in order to expand this part of the business even faster. We see that happening. We can’t rely, just as we’re seeing the current potential federal infrastructure program, we can’t rely on the public sector alone and the municipalities alone to take care of this.

So, I do think that WIFIA, the expansion of even PABS [sp] is starting to come back in play – the combination of all these events is going to continue to allow this portion of the water sector to grow. And it’s been a healthy sector for many years. And I will tell you, Inliner is a first class business with Layne, and when you overlap the geographies with Kenny Underground, it’s going to create a very compelling overall market positioning for the Layne and Granite organization.

Joe Giordano

And then maybe last for me, can you just talk about your product offering there on the CIPT versus some of the competitor techniques and why you think that yours is the best option there?

Jim Roberts

Well, again, I would say that they have been very competitive for many years. Layne’s been in business for 135 years. Inliner is one of the top names in the industry. They’ve got several forms of lining pipes. They’re using steam. They’re using ultraviolet rays. They’re using water. They’re a leader in the industry, not just from a size standpoint but also from an innovation standpoint. And their products have been very competitive, and a lot of the customers would prefer their products. So, we think they’ve got a tremendous market position today, and even Kenny uses a lot of the Layne products, so they’re in a very good position right now.

Joe Giordano

Thanks, guys.

Jim Roberts

Thank you very much, Joe

Operator

The next question is from Brent Thielman of DA Davidson. Please go ahead.

Brent Thielman

Thank you. Good morning.

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Wednesday, February 14, 2018, 8:30 AM Eastern

Jim Roberts

Morning, Brent.

Brent Thielman

Jim, it’s likely early, but I’m going to ask you anyway – is your intention to retain all elements of the Layne business? I guess I look at mineral services, and it would seem to be kind of an outlier to Granite’s historical focus.

Jim Roberts

Yeah, I think it is a little early to ask the question – certainly not too early to ask, but too early to respond. We’ll have a joint integration planning team put together here immediately, and they’ll be spending the next several months to make sure that we optimize all parts of the business. And to be very honest, we conducted a rigorous due diligence process over the last year and last several months in very rapid form, and their business is strong in all aspects today. So, our job over the coming months is to build an integration team and a plan that allows all parts of their business to excel. So, we’ll come back with more details as we get closer to the actual close of the transaction.

Brent Thielman

Okay. And then, Jim, looking at the map on slide 10, Layne’s in a lot of locations that Granite perhaps isn’t. Are there opportunities to leverage that footprint for the traditional transportation side of the Granite business?

Jim Roberts

We absolutely think so, Brent. We think that it’s a combination of going both directions there, as I mentioned. Where they have a lot of their footprint, we do not do a lot of the transportation sector work. And almost or maybe even more importantly is where we have some significant physical positions as you can see in the West when you look at the green on that map from before what the opportunities for the water resources and the mineral services and the Inliner business across the western US, we think the Granite footprint can help tremendously form.

So, yes, the whole point here is to expand the geographic footprint and allow not just the water portion of the Granite Layne business to expand, but I think you’re also going to see the transportation sector be able to expand and use Layne’s footprint to help that portion of the business, as well. So, part of the overall strategy here is to get Granite really spread and in all parts of the country.

Brent Thielman

Okay, thank you. Congratulations.

Jim Roberts

You bet.

Operator

The next question is from Jose Garza of Gabelli and Company. Please go ahead.

Jose Garza

Hi, good morning.

Jim Roberts

Good morning, Jose.

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Wednesday, February 14, 2018, 8:30 AM Eastern

Jose Garza

And congrats on the deal.

Jim Roberts

Thank you.

Jose Garza

I know the forms will come out, but just kind of wanted to ask about just the history of the deal and if there was a process run?

Jim Roberts

Well, I mean, the history is pretty simple. We’ve known and admired Layne for many years and got to know Mike and his team over the last year or two and just really admired them. And as we got closer to being able to pursue a combination, we just became engaged in conversations, got to know each other better, got to respect each other. And that’s how deals come together is by really creating mutually personal relationships that you trust one another. And really, it has strictly been a very, very friendly environment. Got to know some of the Layne folks, Mike and his senior team have gotten to know the Granite folks, and that admiration for one another is where we are today.

Jose Garza

Okay. Thanks. And on the new developments on the Layne side, and namely the Hermosa pipeline, what are your kind of I guess initial plans in terms of additional investments in the Permian?

Jim Roberts

Yeah, let me maybe let Mike answer that because that is a very exciting part of the business. And, Mike, maybe you can provide a few details for Jose.

Mike Caliel

Hey, Jose, good morning.

Jose Garza

Good morning

Mike Caliel

Well, we announced earlier this week or I think late last week—sorry—an extension, the completion of the extension of the pipeline, and we’re continuing to invest and to grow our position in the Delaware. So, we’re quite excited about the prospects and the combinations and the ability to combine the resources that we have with Granite and continue to capitalize on some of the tremendous opportunities that we have out there to continue to grow. And we’ve obviously had lots of discussions about our water midstream business, and we’re quite optimistic about the continued prospects there.

You’re well aware of the deal that we had with the Texas General Land Office. And the combination of the market position that we have and again the combination with Granite and Granite’s capital structure we think is a great opportunity for the water midstream business.

Jose Garza

Okay. Very good.

Granite Construction

Wednesday, February 14, 2018, 8:30 AM Eastern

Jim Roberts

Thanks, Mike.

Thank you, Jose.

Operator

The next question is from Kathryn Thompson of Thompson Research Group. Please go ahead.

Steven Ramsey

Good morning. This is Steven Ramsey on for Kathryn.

Laurel Kzreminski

Good morning.

Steven Ramsey

I was on a couple minutes late, so I apologize if this has been covered. I was curious in markets where your locations overlap, were you two the main players serving those end markets, and did you compete head to head, and what was competition like where your locations overlap?

Jim Roberts

Yeah, really, Steve, there’s not a whole lot of overlap. That’s why this is so exciting. The only business lines that have any competitive environment would be in the CIPP business with Inliner and Kenny Underground. And today’s markets, we really were not big competitors, and that’s why the combination of those two businesses together is going to create a much wider footprint. So, very little overlap, but a lot of synergies as we start looking at the geographic footprint where Granite can help the Layne business and Layne can help the Granite businesses, and as we merge the two together, I think it’s going to be a tremendous opportunity to cover a very large geographic footprint in the US.

Steven Ramsey

Excellent. And then last question – for the international businesses within Layne, can you maybe talk about your growth trends there, if you were active in expanding and maybe views going forward on the Mexico and South America geographies?

Jim Roberts

Yeah, we’re going to be addressing a lot of that with the integration planning team, and we’re working with Mike and Michael Anderson, CFO, to really determine what the next steps are with those businesses. They’ve been very good business environments for the Layne business, and that’ll be a long discussion relative to what are our next steps, how do we grow, how do we optimize during the actual integration planning process.

Steven Ramsey

I appreciate it. Thank you.

Jim Roberts

Thank you very much.

Operator

And our last question comes from Bobby Burleson of Canaccord. Please go ahead.

Granite Construction

Wednesday, February 14, 2018, 8:30 AM Eastern

John DeCoursey

Hey, guys, congratulations on the acquisition. This is John DeCoursey on for Bobby.

Jim Roberts

Good morning.

John DeCoursey

Good morning. Just two questions, as most have already been touched on, but kind of piggybacking on the last question regarding the overlap between Inliner and Kenny, is there any kind of technical capabilities that are being acquired as well as just the geographic expansion potential, or is it all just the geographic kind of capability?

Jim Roberts

Well, I’ll tell you that Layne, over their 135 year history, I can’t tell you how impressed I have been with the innovation and the technology that Layne brings in every one of their businesses to the table. So, absolutely, we will be adding new technology to the Granite businesses due to Layne’s innovation with—specifically was talking about Inliner a few minutes ago. They’re using technology today in Inliner that we’re not using in Kenny. They also have a vertically integrated business that allows them to actually build the tubes and everything that Kenny is using. That’s certainly something that we will bring to a broader perspective.

So, this is really exciting. Layne is a very technically innovative company, and we’re going to combine a lot of our technical capabilities through our IT and a lot of the other things that we bring to the table from a geographic footprint, which really makes it an ideal combination. But, I will tell you, I just—I want to reiterate how impressed I am with the innovation and the technical capabilities that Inliner has and the rest of Layne has. And there’s certain things in our business in Kenny Underground that we do that Layne doesn’t do. That’s why the marriage of these businesses from the CIPP business is ideal. And when you add in what water resources and mineral services does with the combination of the Granite footprint and the overall capital structure, it creates a real, real opportunity for us.

John DeCoursey

Great. And then one further question kind of following up on that is, so you touched on the potential to expand upon obviously the water capabilities but then the transportation, as well, through the geographic presence of Layne. Is there any materials piece to this, as well, where you can utilize some of the excess capacity in kind of expanding upon the water offering, as well, or is that not quite the overlap?

Jim Roberts

I’m not sure—why don’t you restate that if you would, John. I’m not sure what the question was.

John DeCoursey

Some of your materials capabilities in terms of being able to provide the raw materials, is there any overlap in kind of the same project work where you can sell into the Layne offering, as well, or is that—does that not really work because of the geographic presence of the Layne offering?

Well, I think there is, and I would say more than just materials. I would say that, when you look at mineral services—I’m going to go there first—both of us are serving our industrial mining clients but with two different products. So, I think that’s a really exciting merging of the Layne and Granite businesses to get into that industrial mining clientele as a joint effort.

Granite Construction

Wednesday, February 14, 2018, 8:30 AM Eastern

I also think what Layne does is they not only in all their business units as being geographically spread, as you saw on the overall footprint of the US—we had as two of the major components of the Granite expansion strategic plan is to grow into the water infrastructure, which obviously Layne is allowing us to do that in a big way now, but we’ve also mentioned that we want to move vertically integrated on our materials business to the East. Having Layne’s presence throughout the US will certainly give us more knowledge of where the markets and the stronger markets are relative to our vertically integrated business opportunities.

So, putting that together gives us really the optics to see what’s going on throughout the entire US, and you’ve got to be on the ground to truly understand what’s going on in these businesses. So, I think having the Layne footprint and the Granite footprint allows our people on the ground to really allow us to understand what’s going on in each of the individual markets.

So, yes, I think there is a combination. I wouldn’t say today it’s a direction combination with our materials business, but I see one another enhancing each other.

John DeCoursey

Okay, great. Thank you very much.

Jim Roberts

Thanks, John.

CONCLUSION

Operator

This is the end of Q&A, and now I would like to turn the call back over to our host.

Jim Roberts

Okay. Well, thank you, everyone, for joining us this morning. Clearly, I just can’t tell you how excited we are about this compelling combination. We look forward to working together with Layne and the integration planning process to realize the many, many benefits we’ve discussed here today. And of course, we look forward to speaking to you again when we report Granite’s fourth quarter and full year 2017 financial results this Friday.

As another note, feel free to reach out, as always, to Laurel, Ron and myself. We’re always available to answer questions as best we can. We look forward to catching up with a lot of you. As a reminder, and I will remind you again this on Friday, that all three of us will be visiting investors in Boston, New York and Chicago next week.

Thank you again for today, and we appreciate your interest in Granite and your interest in Layne.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Granite Construction

Wednesday, February 14, 2018, 8:30 AM Eastern

Forward Looking Statements

All statements included or incorporated by reference in this communication, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Granite’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by Granite and Layne, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) the expected future capabilities and served markets of the individual and/or combined companies; (3) projections of financial results, whether by specific market segment, or as a whole, and whether for each individual company or the combined company; (4) market expansion opportunities and segments that may benefit from sales growth as a result of changes in market share or existing markets; (5) the financing components of the proposed transaction; (6) potential credit scenarios, together with sources and uses of cash; and (7) the expected date of closing of the transaction.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of Layne are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Granite or Layne; (5) the ability of Granite or Lyane to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the construction industry and overall economy as well as the financial performance and expectations of Granite and Layne’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Granite will file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Granite nor Layne undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Granite, Layne, or the combined company, following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Granite’s overall business, including those more fully described in Granite’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2016, and Layne’s overall business and financial condition, including those more fully described in Layne’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 31, 2017.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

In connection with the proposed transaction, Granite will file a registration statement on Form S-4, which will include a preliminary prospectus of Granite and a preliminary proxy statement of Layne (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Layne’s stockholders.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Granite on Granite’s Investor Relations website (investor.Granite.com) or by writing to Granite, Investor Relations, 585 West Beach Street, Watsonville, CA 95076 (for documents filed with the SEC by Granite), or by Layne on Layne’s Investor Relations website (investor.laynechristensen.com) or by writing to Layne Company, Investor Relations, 1800 Hughes Landing Boulevard, Suite 800, The Woodlands, TX 77380 (for documents filed with the SEC by Layne).

Participants in the Solicitation

Granite, Layne, and certain of their respective directors, executive officers, other members of management and employees and agents retained, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Layne stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Layne stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Granite’s executive officers and directors in its definitive proxy statement filed with the SEC on April 25, 2017. You can find more detailed information about Layne’s executive officers and directors in its definitive proxy statement filed with the SEC on April 28, 2017. Additional information about Granite’s executive officers and directors and Layne’s executive officers and directors will be provided in the above-referenced Registration Statement on Form S-4 when it becomes available.